Exhibit (a)(18)

CREDIT :                                              Media Relations
       : GROUP
SUISSE :                                              CREDIT SUISSE GROUP
                                                      P.O. Box 1
                                                      CH-8070 Zurich
                                                      Telephone   +41-1-333 8844
                                                      Fax         +41-1-333 8877






Credit Suisse Group completes tender offer for Donaldson, Lufkin & Jenrette

Zurich and New York, 3 November 2000 - Credit Suisse Group today announced the expiration of the tender offer for all of the outstanding shares (DLJ Shares) of common stock of the series designated Donaldson, Lufkin & Jenrette, Inc. - DLJ Common Stock of Donaldson, Lufkin & Jenrette, Inc. (DLJ) for USD 90 per share, net to the seller in cash. The offer expired at midnight, New York City time on Thursday, 2 November 2000. All shares validly tendered and not properly withdrawn prior to expiration of the offer have been accepted for payment.

Based on the latest count, 52,549,319 DLJ Shares were tendered (including through notice of guaranteed delivery) in the offer prior to its expiration, which represents approximately 94% of the outstanding DLJ Shares held by the public and, together with DLJ Shares held by AXA and its affiliates, 98% of the outstanding DLJ Shares.

Pursuant to the terms and conditions of the Merger Agreement entered into in connection with the tender offer, an indirect wholly owned subsidiary of Credit Suisse Group is expected to be merged with and into DLJ by the close of business (New York) today or as soon as practicable thereafter. Once the merger becomes effective, DLJ will be an indirect subsidiary of Credit Suisse Group and a direct subsidiary of Credit Suisse First Boston, Inc.


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Enquiries

Credit Suisse Group, Media Relations, Zurich                +41 1 333 8844

Credit Suisse First Boston, Media Relations, New York       +1 212 325 5898

Internet

http://www.credit-suisse.com


Credit Suisse Group is one of the world's leading global financial services companies. In the asset management area, specialized business units offer state-of-the-art products and services to private and institutional investors worldwide, including insurance solutions from Winterthur. In investment banking, Credit Suisse First Boston provides comprehensive financial advisory, capital raising, sales and trading, and financial products for users and suppliers of capital around the world. Credit Suisse goes back to 1856 and is headquartered in Zurich with its main listing on the Swiss Stock Exchange. The group employs around 67,000 staff and reported assets under management of CHF 1,227 billion as at 30 June 2000.